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Exhibit (a)(3)

January 14, 2002

Dear Stockholder:

    I am pleased to inform you that on January 6, 2002, Matrix Pharmaceutical, Inc. (the "Company") entered in an Agreement and Plan of Merger (the "Merger Agreement") with Chiron Corporation ("Chiron") and Manon Acquisition Corp., a wholly-owned subsidiary of Chiron (the "Purchaser"). Pursuant to the Merger Agreement, the Purchaser today commenced a tender offer (the "Offer") to purchase all outstanding shares of the Company's Common Stock, including the associated rights to purchase preferred stock issued pursuant to a rights agreement dated May 18, 1995 (together, the "Shares"), for $2.21 per Share in cash, without interest, subject to the terms and conditions in the Purchaser's Offer to Purchase and the related Letter of Transmittal that are included in the Purchaser's offering materials. Pursuant to the Merger Agreement and subject to the satisfaction or waiver of certain conditions, the Offer will be followed by a merger (the "Merger") of the Purchaser with and into the Company, and all Shares not purchased in the Offer (other than Shares held by the Purchaser and its subsidiaries, by dissenting stockholders or by the Company) will be converted into the right to receive $2.21 per Share in cash in the Merger.

    Your Board of Directors has unanimously approved the Offer, the Merger and the Merger Agreement and has determined that the terms of each are fair to, and in the best interests of, the Company and its stockholders. Accordingly, the Board recommends that stockholders accept the Offer and tender their Shares in the Offer.

    In arriving at its recommendation, the Board gave careful consideration to a number of factors, including, among other things, the opinion received by the Board from Banc of America Securities LLC, the Company's financial advisor, that, as of the date of such opinion, the cash consideration to be received by the Company's stockholders pursuant to the Offer and the Merger was fair, from a financial point of view, to such stockholders.

    Attached is a copy of the Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The Schedule 14D-9 describes the reasons for your Board of Directors' recommendation and contains other important information relating to the Offer. Also enclosed is the Offer to Purchase, dated January 14, 2002, of the Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions on how to tender your Shares. We urge you to read the Schedule 14D-9 and the enclosed materials carefully.

Sincerely
Michael D. Casey Chairman, President and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
Of the Securities Exchange Act of 1934

Matrix Pharmaceutical, Inc.
(Name of Subject Company)

Matrix Pharmaceutical, Inc.
(Name of Persons Filing Statement)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

576844104
(CUSIP Number of Class of Securities)

Michael D. Casey
Chairman, President and Chief Executive Officer
347000 Campus Drive
Fremont, California 94555
(510) 742-9900
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:
Thomas E. Sparks, Esq
Pillsbury Winthrop LLP
50 Fremont Street
San Francisco, California 94105
(415) 983-1000

/
/Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

    The name of the subject company is Matrix Pharmaceutical, Inc., a Delaware corporation (the "Company" or "Matrix"). The address of the principal executive offices of the Company is 34700 Campus Drive, Fremont, California, telephone (510) 742-9900. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock of the Company, par value $0.01 per share (the "Common Stock"). As of January 10, 2002, there were 26,537,830 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

    The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    This Statement relates to the tender offer by Manon Acquisition Corp., a Delaware corporation ("Purchaser") and wholly-owned subsidiary Chiron Corporation, a Delaware corporation ("Chiron"), to purchase all outstanding shares of Common Stock, together with the associated right to purchase Preferred Stock (the "Rights") issued pursuant to the Rights Agreement, dated as of May 18, 1995, as amended (the "Rights Agreement"), between the Company and EquiServe Trust Company, N.A. (the Common Stock and the Rights together being referred to herein as the "Shares"), at the purchase price of $2.21 per Share (the "Offer Price"), net to the seller (pre-tax) in cash, upon the terms and to the conditions set forth in the Purchaser's Offer to Purchase, dated January 14, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal," together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). None of Chiron, the Purchaser or any of their affiliates are affiliated with the Company. The Offer is disclosed in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Chiron and the Purchaser with the Securities and Exchange Commission (the "SEC") on January 14, 2002. The Offer to Purchase and Letter of Transmittal have been filed as Exhibit (a)(1) and Exhibit (a)(2) hereto, respectively, and each is incorporated herein by reference.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 6, 2002 (the "Merger Agreement"), among the Company, Chiron and the Purchaser. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a direct wholly owned subsidiary of Chiron. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Chiron, any of its subsidiaries (including the Purchaser), the Company (as treasury stock), and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer. The Merger Agreement and the conditions of the Offer are summarized in Section 11 and 13 of the Offer to Purchase.

    The Schedule TO states that the principal executive offices of Chiron are located at 4560 Horton Street, Emeryville, California, 94608, telephone (510) 655-8730, and the principal executive offices of the Purchaser are located at the same address, care of Chiron Corporation.

    All information contained or incorporated by refence in this Statement concerning Chiron or the Purchaser, including but not limited to information with respect to the respective directors and executive officers of Chiron and the Purchaser or actions or events with respect to any of them, was provided by Chiron or the Purchaser, respectively, and the Company takes no responsibility for such information. Information contained in the Offer to Purchase and this Statement with respect to the Company and its advisors has been provided by the Company.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

    Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that is attached as Annex II to this Statement and is incorporated herein by reference. Except as otherwise described in this Statement (including in the exhibits and in Annex II hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (1) its executive officers, directors or affiliates or (2) Chiron, the Purchaser or their respective executive officers, directors or affiliates.

Agreement with Purchaser and Chiron or their Affiliates

  Merger Agreement

    A summary of the Merger Agreement and the description of the conditions of the Offer contained in Section 11 and 13, respectively, of the Offer to Purchase, which has been filed as an exhibit to the Schedule TO and is being mailed to the Company's stockholders together with this Statement, are incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

  Confidentiality Agreement

    On October 3, 2001, the Company and Chiron entered into a confidentiality agreement (the "Confidentiality Agreement"). Under the terms of the Confidentiality Agreement, the Company and Chiron agreed to furnish to the other party on a confidential basis certain information concerning their respective businesses in connection with the evaluation of a possible transaction between Chiron and the Company. The Confidentiality Agreement also contains customary standstill provisions. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Effects of the Offer and the Merger under Company Stock Plans

  Employee and Director Stock Options

    Pursuant to the terms of the Company's stock option plans and related option agreements, all options to purchase Shares (each, a "Company Option") granted to employees and directors under these plans will vest prior to the Effective Time. The Merger Agreement provides that at the Effective Time, each holder of an outstanding and unexercised Company Option will have the right to receive, in full satisfaction of each Company Option, cash in an amount equal to the number of Shares subject to such Company Option multiplied by the excess, if any, of the Offer Price over the exercise price per Share of the unexercised Company Option, less applicable withholding taxes and, thereafter, such Company Option for which payment is received shall terminate immediately. All other Company Options not eligible for this payment because the exercise price exceeds the Offer Price will terminate in accordance with the Company's stock option plans at the Effective Time, and such Company Options will become null and void. The values, based upon the Offer Price, of Company Options held by Mr. Casey, Mr. Pritchard, Mr. Lucas and Ms. Fritzky that are expected to vest on the Acceptance Date are $302,148, $167,780, $0 and $134,223, respectively.

  Employee Stock Purchase Plan

    Participants in the Company's employee stock purchase plan will have the choice either (1) to terminate their outstanding purchase rights and have all payroll deduction amounts refunded to them, or (2) to let their outstanding purchase rights be exercised automatically on the final purchase date under the plan. The Company's employee stock purchase plan will terminate with the final purchase under the plan, and no additional rights will be granted under the plan thereafter.

  401(k) Plan

    The trustee of the Company's 401(k) plan will tender the Shares held in the plan with respect to the Offer in accordance with the directions of the plan participants. The Shares held in each participant's account in the plan will be converted into cash in accordance with the terms of the Offer to the extent that the participants so direct.

Agreements with Executive Officers of the Company

  Change in Control Arrangements

    Mr. Casey, Mr. Pritchard, Mr. Lucas and Ms. Fritzky and certain other officers of the Company are each a party to a Change in Control and Severance Agreement, as amended (the "Change in Control Agreements"), with the Company. A "change in control" for purposes of the Change in Control Agreements will occur on the Acceptance Date.

    Under the Change in Control Agreements, change in control benefits will generally become payable upon a "change in control" or if, within 18 months following a "change in control," the officer is involuntary terminated by the Company (which includes voluntary terminations by the officer following (1) a change in the officer's position which materially reduces his/her duties and responsibilities or the level of management to which he/she reports, (2) a reduction of ten percent or more of the officer's compensation, or (3) a change in the officer's place of employment which is more than 50 miles from his/her current place of employment). Mr. Casey's benefits will become payable upon a "change in control" and are not subject to the condition of termination of employment. Generally, the principal benefits to be provided to each officer upon a "change in control," or upon an involuntary termination of employment (except for Mr. Casey) following a "change in control", as the case may be, are (a) salary continuation payments on a bi-weekly interval equal to 18 months (24 months in the case of Mr. Casey) base salary following such involuntary termination, (b) a lump-sum payment equal to 6 months base salary (two times the prior year annual bonus in the case of Mr. Casey) upon the completion of a "change in control," (c) certain loan forgiveness in the case of Mr. Casey upon the completion of a "change in control" and (d) certain other benefits, including immediate vesting of all unvested options to be exercised prior to the Effective Time or such options will be cancelled thereafter.

    Assuming that the Acceptance Date occurs on February 11, 2002, the change in control benefits (salary continuation, lump-sum payment and any other benefits) that would be payable to Mr. Casey, Mr. Pritchard, Ms. Fritzky and Mr. Lucas if their employment were terminated (except for Mr. Casey) in accordance with the terms of their respective Change in Control Agreement would be approximately $1,584,892, $570,983, $438,733 and $336,496, respectively (assuming a 5% salary increase for the 2002 fiscal year). The Change in Control Agreements are more fully described in the Information Statement that is attached hereto as Annex II to this Statement and is incorporated herein by reference.

  Interests of Certain Persons

    Certain members of the Company's management and the Board of Directors of the Company (the "Board") may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as stockholders of the Company and option holders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Indemnification and Insurance

    The Merger Agreement provides that from and after the Acceptance Date, each of Chiron and the Company and, from and after the Effective Time, the Company, will (1) to the fullest extent permitted under applicable law, indemnify and hold harmless each present and former director, officer, employee and agent of the Company against all losses, expenses, claims, damages, liabilities arising out of actions or omissions occurring at or prior to the Effective Time and (2) advance expenses as incurred, provided that the person to whom expenses are advanced provides, if requested, the undertaking to repay such advance under the circumstances contemplated by the DGCL, all as permitted pursuant to the Company's Certificate of Incorporation and By-Laws, the DGCL or indemnification agreements in effect on the date of the Merger Agreement. The rights of each indemnified party under the Merger Agreement will be in addition to, and not in limitation of, any other rights such indemnified party may have under the Company's Certificate of Incorporation and By-Laws, the DGCL or indemnification agreements in effect on the date of the Merger Agreement.

    For a period of five years after the Effective Time, Chiron will cause to be maintained in effect the current (or comparable) policies of directors' and officers' liability insurance maintained by the Company and its subsidiary with respect to matters arising on or before the Effective Time. However, if the existing current policies expire, are terminated or cancelled during such five-year period, Chiron will use its reasonable efforts to obtain as much coverage as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of two times the premiums paid by the Company as of the date of the Merger Agreement.

Item 4. The Solicitation or Recommendation.

Recommendation

    On January 6, 2002, the Company's Board of Directors unanimously (1) determined that the terms of the Offer, the Merger and the Merger Agreement are advisable and fair to, and in the best interests of, the Company and its stockholders, (2) approved the Offer, the Merger, Merger Agreement and the transactions contemplated thereby and (3) recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

    The Board recommends that stockholders of the Company accept the Offer and tender their Shares in the Offer.

    In arriving at its recommendation, the Board gave careful consideration to a number of factors, including, among other things, the opinion received by the Board from Banc of America Securities LLC ("Banc of America"), the Company's financial advisor, that, as of the date of such opinion, the cash consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders.

    The written opinion of Banc of America is attached hereto as Annex I to this Statement and should be read carefully in its entirety. See the section "Reasons for the Recommendation" below for a discussion of other factors considered by the Board in making its recommendation.

Background of the Offer

    The Company filed its application for FDA approval of IntraDose on January 4, 2001. In the first quarter of 2001, the Company initiated discussions with a select group of large biotechnology companies to explore a possible strategic transaction involving the Company in order to hedge potential risk involved with IntraDose's FDA application. These discussions mainly focused on the commercial potential of IntraDose in the United States. One such company expressed an interest in acquiring the Company. However, after further discussion and due diligence, that company decided not to pursue an acquisition because they decided that they could not tolerate any reasonable regulatory risks associated with the approval of IntraDose. In addition, after preliminary due diligence, the other companies decided not to pursue further discussions.

    On August 22, 2001, Ms. Lauren Miller of Chiron contacted the Company expressing Chiron's interest in licensing tezacitabine. The Company responded that its position on licensing tezacitabine would greatly depend upon the outcome of the FDA's advisory committee meeting on IntraDose scheduled for September 10.

    The Company halted trading of its Common Stock on September 7 and 10 in anticipation of the FDA's decision on IntraDose. On September 10, 2001, the FDA's Oncology Division Advisory Committee unanimously rejected the approval of IntraDose. The September 11 terrorist attack resulted in the closing of the stock exchanges for four trading days. When the NASDAQ National Market re-opened for trading on September 17, the price of the Common Stock dramatically declined, trading below $0.50 per share.

    Following the price drop of the Common Stock, the Company contacted several other biotechnology companies in late September and early October to explore the possibility of licensing tezacitabine or other strategic transactions with the Company. On September 28, representatives of Chiron met with Mr. Casey and Ms. Fritzky to discuss a possible transaction. Four additional companies expressed interest and met with representatives of the Company.

    Over several Matrix Board meetings that culminated in the November 1 meeting, the Matrix Board concluded that the best option for the Company and its stockholders would be to explore the sale of the Company. The Matrix Board instructed the management of the Company to engage an investment bank to assist the Company in facilitating a possible transaction, and the management then began discussions with several investment banks.

    The Matrix Board and management believed that a significant limitation on the selling price of the Company was the low trading price of the Shares, approximately $0.60 per share at that time. An effort was then made to attract new equity investors to the Company in hopes of raising the Share price to increase the potential acquisition price. Through November and early December, the Company initiated discussions with multiple equity investors about the possibility of purchasing Common Stock on the open market at the then current price level.

    During the same time period, the Company attempted to move discussions with the potential licensees of tezacitabine towards an acquisition of the Company or an all cash transaction for tezacitabine. In addition, the Company re-initiated discussion with the large biotechnology companies with whom it had previously initiated discussions in the first quarter of 2001. The Company also discussed the possibility of an all-stock acquisition transaction with a new party.

    On October 3, the Company entered into a confidentiality agreement with Chiron. On October 19, the Company met with representatives of Chiron to discuss and review tezacitabine. Chiron's due diligence with respect to the Company and its business began on October 26 and continued through November and December.

    On December 7, 2001, the Chiron Board of Directors approved the acquisition of the Company by Chiron, subject to final approval by a pricing committee established by the Chiron Board of Directors of the purchase price to be paid for the Company, and authorized management of Chiron to negotiate the terms and conditions of the acquisition.

    On December 10, management updated the Matrix Board on the status of various discussions with potential acquirers. In addition, the Matrix Board approved management's recommendation to engage Banc of America to act as financial advisor to the Company in connection with a potential transaction involving the Company.

    On December 12, the Company received an offer in writing from Chiron pursuant to which Chiron offered to acquire all outstanding capital stock of the Company on a fully diluted basis for $49 million in cash at a meeting attended by Mr. Craig Wheeler, Ms. Joyce Lonergan, Ms. Jessica Hoover and other representatives of Chiron. Mr. Casey, Mr. Pritchard, Ms. Fritzky and representatives from Banc of America and the Company's legal counsel were also present at the meeting.

    The Common Stock had risen to $1.41 per share by this date. After the receipt of Chiron's offer, the Company then solicited competing bids from other potential acquirers and received an oral indication of interest from one such company for over $50 million for tezacitabine. In addition, during the week of December 17, Banc of America began to contact new prospective purchasers to determine their interest in a possible transaction.

    On December 17, management discussed these offers with the Matrix Board. On December 18, Mr. Pritchard and Ms. Fritzky met with representatives of Chiron and communicated that the Matrix Board believed that Chiron's offer was inadequate. Between December 18 and December 21, the parties continued to negotiate the purchase price for the Company.

    On December 21, Mr. Wheeler telephoned Mr. Casey and indicated that Chiron would be willing to offer $61 million for the Company. The next day, the Company received from Chiron a draft of the Merger Agreement. On December 26, the Company provided Chiron with its initial comments to the Merger Agreement.

    Representatives of Chiron and the Company then worked through the end of December into early January to reach a definitive agreement. Through this period, the other prospective acquirers declined interest in the Company at the levels discussed by Chiron and the Company. By the evening of January 5, the terms and conditions of the Merger Agreement were substantially final.

    On January 6, 2002, at a special meeting of the Matrix Board, management reported on the status of negotiations with respect to the proposed Offer and Merger and other matters. Representatives of Pillsbury Winthrop LLP reviewed the proposed terms of the draft Merger Agreement with the Matrix Board. Banc of America reviewed its financial analysis with respect to the proposed Offer and Merger and delivered an oral opinion to the Matrix Board, subsequently confirmed in writing, that, as of January 6, 2002 and subject to and based upon the considerations in its opinion, the cash consideration to be received by the Company's stockholders pursuant to the Offer and the Merger was fair, from a financial point of view, to such stockholders as of such date. After consideration of these presentations and its prior deliberations, the Board unanimously approved the Offer, the Merger and the Merger Agreement, authorized management to complete and execute the Merger Agreement and the transactions contemplated therein and recommended that the Company's stockholders accept the Offer and tender their Shares in the Offer. In addition, the pricing committee of the Chiron Board of Directors approved the purchase price of $61 million for the Company on January 6, 2002. On January 6, 2002, the Company and Chiron executed the Merger Agreement and on the morning of January 7, the Company and Chiron publicly announced the transaction.

Reasons for the Recommendation

    In making the determination and recommendation described above, the Board considered the opportunity the Merger would provide to secure a premium for stockholders over recent market prices of the Common Stock. In comparing this premium with the return on stockholders' investment believed to be achievable through future appreciation of the Common Stock if the Company remained independent, the Board considered various factors affecting the Company's future financial performance and prospects. These factors included:

  •
  the Company's ability to raise additional capital in order to complete clinical trials for and market its products and the impact of potential dilution on existing stockholders;

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  the Company's ability to service its debt obligations; and

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  the Company's financial condition in light of the disapproval of IntraDose by the FDA.

    In the course of its deliberations, the Board considered, among other things:

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  the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects;

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  current financial market conditions and historical market prices, volatility and trading information with respect to the Common Stock;

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  the Offer Price to be received by the holders of Common Stock in the Offer and the Merger and a comparison of comparable business combination transactions;

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  the belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants and the conditions to their respective obligations, are reasonable;

  •
  the alternatives to the Offer and the Merger available to the Company;

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  the fact that the Company had contact with several alternative parties to discuss a possible acquisition and none of these parties made an acceptable offer;

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  the fact that the Purchaser will only pay cash consideration for the Shares, thus eliminating any uncertainties in valuing the consideration to be received by the Company's stockholders;

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  the possibility that the Offer or the Merger might not be completed and the effect of the public announcement of the Offer and Merger on the Company's stock price;

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  the financial effect of the Merger; and

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  the opinion of Banc of America that, as of January 6, 2002 and subject to and based upon the considerations in its opinion, the cash consideration to be received by the Company's stockholders pursuant to the Offer and the Merger was fair, from a financial point of view, to such stockholders as of such date.

    The written opinion of Banc of America is attached hereto as Annex I to this Statement and should be read carefully in its entirety.

    The Board concluded that the potential benefits of the Merger outweigh the potential negative factors considered.

    The discussion above sets forth the material information and factors considered by the Board in consideration of the Offer, the Merger and the Merger Agreement. In view of the wide variety of factors considered, the Board did not find it practicable to, and did not make specific assessments of, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination. The determination to unanimously recommend that the Company's stockholders tender their Shares pursuant to the Offer and approve the Merger Agreement and the contemplated transactions thereby was made after consideration of all of the factors as a whole. In addition, individual members of the Board may have given different weights to different factors.

Intent to Tender

    To the Company's knowledge after reasonable inquiry, all of its executive officers, directors and their affiliates currently intend to tender all shares that are held of record or are beneficially owned by them pursuant to the Offer, other than the Shares, if any, held by such persons that, if tendered, could cause them to incur liability under Section 16(b) of the Exchange Act. No subsidiary of the Company beneficially owns any Shares.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

    The Company retained Banc of America to provide it with financial advisory services in connection with the possible transaction involving the sale of 50% or more of the assets or the voting securities of the Company.

    Pursuant to the engagement letter between Banc of America and the Company, Banc of America provided financial advisory services in connection with the Offer and the Merger, and the Company agreed to pay Banc of America a customary fee, a substantial portion of which will be payable upon the completion of the Offer, and to reimburse Banc of America for its expenses incurred in performing its services. In addition, the Company has agreed to indemnify Banc of America and its affiliates, directors, officers, agents and employees and each person, if any, controlling Banc of America or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of Banc of America's engagement.

    In the past, Banc America or its affiliates have provided financial advisory and financing services for the Company and Chiron and have received fees for the rendering of thes services. Bank of America, N.A., an affiliate of Banc of America, is an agent and lender on Chiron's credit facility. In the ordinary course of Banc of America's and its affiliates' business, Banc of America and its affiliates may actively trade the debt and equity securities of the Company and Chiron for their own account or for the accounts of customers and, accordingly, Banc of America or its affiliates may at any time hold long or short positions in such securities.

    Neither the Company nor any person acting on its behalf intends to employ, retain or compensate any person to make solicitations or recommendations to security holders on their behalf in connection with the Offer and Merger.

Item 6. Interest in Securities of the Subject Company.

    To the knowledge of the Company, except as otherwise set forth in this Statement, no transactions in the Common Stock have been effected during the past 60 days by the Company or by any affiliate or subsidiary of the Company or any of their executive officers or directors.

Item 7. Purposes of the Transaction and Plans or Proposals.

    For the reasons discussed in Item 4 above, by a unanimous vote of the members of the Board at its January 6, 2002 meeting, the Board has approved and consented to the Offer and recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer. Except as set forth in this Statement, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof, (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof, (3) a tender offer for or other acquisition of securities by or of the Company or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

    Except as set forth in this Statement, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information to be Furnished.

Delaware General Corporation Law

    As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 prevents an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's outstanding voting stock or who is an affiliate or associate of the corporation and has owned 15% or more of the corporation's outstanding voting stock at any time within the 3-year period immediately prior to becoming and "interested stockholder") from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

    Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

Regulatory Approvals

    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

    The Purchaser has advised the Company that it will file a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on or about January 14, 2002. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer would be scheduled to expire at 11:59 p.m., New York City time, on or about January 29, 2002. However, prior to such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from the Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, on the tenth day after substantial compliance by the Purchaser with such request. Thereafter, such waiting period can be extended only by court order or by agreement of the parties.

    The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of the Purchaser's acquisition of the Shares, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Chiron, the Company or any of their respective subsidiaries. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

    Chiron conducts operations in a number of foreign countries and filings may have to be made with foreign governments under their pre-merger notification statutes. The filing requirements of various nations are being analyzed by Chiron, and, where appropriate, Chiron intends to make such filings.

Purchaser's Designation of Persons to be Elected to the Board

    The Information Statement attached as Annex II to this Statement is being furnished in connection with the possible designation by Chiron, under the terms of the Merger Agreement, of certain persons to be elected to the Board other than at a meeting of the Company's stockholders.

Amendment to the Rights Agreement

    Each Right issued pursuant to the Rights Agreement entitles the registered holder thereof to purchase one one-hundredth of a share of Series B Junior Preferred Stock (the "Preferred Shares") of the Company at an exercise price of $80 per one one-hundredth of a Preferred Share, subject to adjustment. Generally, the Rights become exercisable after the earlier of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding Common Stock or (2) 10 business days (or later date as may be determined by action of the Board of Directors prior to the time as any person becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of such outstanding common stock (the earlier of such dates being the "Distribution Date"). After the Distribution Date, each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive, in lieu of the Preferred Shares, such number of Common Stock as shall equal the result obtained by (1) multiplying an amount equal to the then current purchase price by an amount equal to the number of one one-hundredths of a Preferred Share for which the Rights were then exercisable and dividing that product by (2) 50% of the current market price per share of the Common Stock (determined as of the date of such first occurrence). Upon the vote of the Board, the Rights may be redeemed at a price of $0.01 per Right at any time prior to May 28, 2005 or the first date of public disclosure by the Company, an Acquiring Person or otherwise that an Acquiring Person has become such.

    In connection with the Offer and the Merger, the Board has amended the Rights Agreement to render the Rights and the Rights Agreement inapplicable to the Offer, the Merger and the transactions contemplated by the Merger Agreement.

Item 9. Material to be Filed as Exhibits.

    The information contained in all of the Exhibits referenced in Item 9 of this Statement are incorporated herein by reference.

Exhibit No.		Description
(a)(1)	*	Offer to Purchase, dated January 14, 2002 (incorporated by reference to Exhibit (a)(1) to the Schedule TO of Chiron and the Purchaser filed with the SEC on January 14, 2002).
(a)(2)	*	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO of Chiron and the Purchaser filed with the SEC on January 14, 2002).
(a)(3)	*	Letter to the Company's stockholder, dated January 14, 2002.
(a)(4)	*	Opinion of Banc of America LLC, dated as of January 6, 2002 (included as Annex I to this Statement).
(a)(5)		Press Release issued by the Company on January 7, 2002 (incorporated by reference to press release under cover of Schedule 14D-9C filed by the Company with the SEC on January 7, 2002).
(a)(6)		Letter to employees, dated January 7, 2002 (incorporated by reference to letter to employee under cover of Schedule 14D-9C filed by the Company with the SEC on January 7, 2002).
(a)(7)		Q&A prepared for the Company managers discussion with employees (incorporated by reference to Q&A under cover of Schedule 14D-9C filed by the Company with the SEC on January 7, 2002).
(a)(8)		Memorandum to option holders of the Company, dated January 14, 2002.
(e)(1)		Agreement and Plan of Merger, dated as of January 6, 2002, among Chiron, the Purchaser and the Company.
(e)(2)		Confidentiality Agreement, dated as of October 3, 2001, between Chiron and the Company.
(e)(3)	*	Informational Statement of the Company, dated as of January 14, 2002 (included as Annex II to this Statement).

*
Included in documents mailed to stockholders

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2002	/s/ MICHAEL D. CASEY Chairman, President and Chief Executive Officer

Annex I

January 6, 2002

Board of Directors
Matrix Pharmaceutical, Inc.
34700 Campus Drive
Fremont, CA 94555

Members of the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to the holders of common stock of Matrix Pharmaceutical, Inc. (the "Company") of the Offer Price (as defined below) proposed to be received by such holders in connection with the proposed tender offer by Manon Acquisition Corp. (the "Purchaser"), a wholly owned subsidiary of Chiron Corporation ("Chiron"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of January 6, 2002 (the "Agreement"), among the Company, Chiron and the Purchaser, the Purchaser will commence a cash tender offer (the "Offer") for all the outstanding shares of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") at a purchase price of $2.21 in cash per share (the "Offer Price"), and upon consummation of the Offer, the Purchaser will merge with and into the Company (the "Merger," and collectively with the Offer, the "Transaction"), the Company will become a wholly owned subsidiary of Chiron, and holders of the Company Common Stock will receive the Offer Price for each share of Company Common Stock held by them, other than shares held in treasury or held by Chiron or any affiliate of Chiron or as to which appraisal rights have been perfected. The terms and conditions of the Transaction are more fully set out in the Agreement.

For purposes of the opinion set forth herein, we have:

  (i)
  reviewed certain publicly available financial statements and other business and financial information of the Company;

  (ii)
  reviewed certain internal financial statements and other financial and operating data concerning the Company;

  (iii)
  analyzed certain financial forecasts prepared by the management of the Company;

  (iv)
  discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;

  (v)
  reviewed the reported prices and trading activity for the Company Common Stock;

  (vi)
  compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly traded companies we deemed relevant;

  (vii)
  compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

  (viii)
  participated in discussions and negotiations among representatives of the Company and Chiron and their financial and legal advisors;

  (ix)
  reviewed the Agreement and certain related documents, including the exhibits and schedules thereto; and

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Board of Directors
Matrix Pharmaceutical, Inc.
January 6, 2002

  (x)
  performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial forecasts (including cash balances and cash requirements), we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company. We have not made any independent valuation or appraisal (including upon liquidation) of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. We have assumed that that the Transaction will be consummated as provided in the Agreement, with full satisfaction of all covenants and conditions and without any waivers thereof. No opinion is expressed as to whether any alternative transaction might produce consideration for the holders of the Company Common Stock in an amount in excess of that contemplated by the Transaction.

We have acted as sole financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, including a fee which is contingent upon rendering this opinion and an additional fee which is contingent upon the consummation of the Transaction. In the past, Banc of America Securities LLC or its affiliates have provided financial advisory and financing services for the Company and Chiron and have received fees for the rendering of these services. Bank of America, N.A., an affiliate of ours, is agent and lender on Chiron's credit facility. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company and Chiron for our own account or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities.

It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Transaction. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This opinion may be included in its entirety in any filing made by the Company and Chiron in respect of the Transaction with the Securities and Exchange Commission, so long as this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form acceptable to us and our counsel. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise, or reaffirm this opinion. In addition, we express no opinion or recommendation as to whether or not holders of the Company Common Stock should tender their shares of the Company Common Stock pursuant to the Offer or as to how the holders of the Company Common Stock should vote at the stockholders' meetings, if any, held in connection with the Merger.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Offer Price to be received by the holders of the Company Common Stock in the Transaction is fair, from a financial point of view, to the holders of the Company Common Stock.

Very truly yours,

/s/ Banc of America Securities LLC

BANC OF AMERICA SECURITIES LLC

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Annex II

MATRIX PHARMACEUTICAL, INC.
34700 Campus Drive
Fremont, California 94555

Information Pursuant to Section 14(f)
of the Securities and Exchange Act of 1934
and Rule 14f-1 Thereunder

    This Information Statement is being mailed on or about January 14, 2002 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Matrix Pharmaceutical, Inc., a Delaware corporation (the "Company" or "Matrix"). You are receiving this Information Statement in connection with the possible election of persons designated by Chiron Corporation, a Delaware corporation ("Chiron"), to a majority of seats on the Board of Directors of the Company (the "Board").

    On January 6, 2002 the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Chiron and Manon Acquisition Corp. (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of Chiron, pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock"), together with the associated right to purchase preferred stock issued pursuant to the Rights Agreement, dated as of May 18, 1995, as amended, between the Company and EquiServe Trust Company, N.A. (the Common Stock and the Rights together being referred to herein as the "Shares"), at the purchase price of $2.21 per Share (the "Offer Price"), net to the seller (pre-tax) in cash, upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated January 14, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Chiron and the Purchaser with the Securities and Exchange Commission (the "SEC") on January 14, 2002.

    The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Chiron. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares owned by Chiron, any of its subsidiaries (including the Purchaser), the Company (as treasury stock), and Shares held by stockholders who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters' rights of appraisal) will be converted into the right to receive the same amount in cash per Share that is paid pursuant to the Offer.

    The Offer, the Merger and the Merger Agreement are more fully described in the Statement, to which this Information Statement forms Annex II, which was filed by the Company with the SEC on January 14, 2002 and which is being mailed to stockholders of the Company along with this Information Statement.

    This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Chiron, the Purchaser or the Chiron Designees (as defined below) has been provided by Chiron. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Pursuant to the Merger Agreement, the Purchaser commenced the Offer on January 14, 2002. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Monday, February 11, 2002, unless the Purchaser extends it.

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BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

General

    The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. As of January 10, 2002, there were issued and outstanding 26,537,830 shares of Common Stock, of which Chiron and the Purchaser own no shares.

Rights to Designate Directors and Chiron Designees

    The Merger Agreement provides that, promptly upon the purchase of and payment for Shares by the Purchaser (the "Acceptance Date") pursuant to the Offer, Chiron will be entitled to designate such number of directors (the "Chiron Designees") on the Board, rounded up to the next whole number, as is equal to the product obtained by multiplying the total number of directors on the Board by the percentage that the number of Shares so purchased and paid for bears to the total number of Shares then outstanding.

    The Merger Agreement provides that the Company will, upon request of the Purchaser, promptly increase the size of the Board or obtain the resignations of such number of directors, or both, as is necessary to enable the Chiron Designees to be elected to the Board and, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, will cause the Chiron Designees to be so elected.

    Notwithstanding the foregoing, if Shares are purchased pursuant to the Offer, there will be until the Effective Time at least two members of the Board who were directors on the date of the Merger Agreement and who are not employees of the Company.

    The Chiron Designees will be selected by Chiron from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Chiron Designees currently is a director of, or holds any positions with, the Company. Chiron has advised the Company that, to the best of Chiron's knowledge, except as set forth below, none of the Chiron Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between Chiron and the Company that have been described in the Schedule TO or the Statement.

    The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Chiron Designees are set forth below. Unless otherwise indicated, each such person has held his or her present position as set forth below for the past five years and each occupation refers to employment with Chiron. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each person listed below is 4560 Horton Street, Emeryville, California 94608.

Name	Present Principal Occupation or Employment: Material Positions Held During the Past Five Years
Raymund Breu	Director of Chiron since May 1999. Chief Financial Officer and a Member of the Executive Committee of Novartis AG since December 1996. Citizen of Switzerland.
Vaughn D. Bryson
Director of Chiron since June 1997. President of Life Science Advisors, LLC, a consulting firm focused on assisting biopharmaceutical medical device firms; President and a founder of Clinical Products, Inc., a medical foods company.

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Lewis W. Coleman
Director of Chiron since 1991. President of Gordon & Betty Moore Foundation, an education environment and scientific research foundation located in San Francisco, California. Prior to that, he was the Chairman and a member of the Executive Committee of Banc of America Securities, formerly known as Montgomery Securities, until his resignation in December 2000.
Rajen K. Dalal	Vice President of Chiron since 1991 and President of Chiron Blood Testing since 1998. Citizen of India.
Pierre E. Douaze
Director of Chiron since 1995. From December 1996 through December 1997, he was a member of the Executive Committee of Novartis AG and Head of its Healthcare Division and Pharma Sector. In December 1997, Mr. Douaze retired from Novartis AG. Citizen of France.
William G. Green	Senior Vice President, Secretary and General Counsel of Chiron since 1990.
Paul L. Herrling	Director of Chiron since 1997 and the Head of Research at Novartis Pharma AG and a member of the Novartis Pharma Executive Board. Citizen of Switzerland.
Peder K. Jensen
Vice President; Head of Development of Chiron since August 1999. Most recently, Dr. Jensen was development director, chief medical officer and a member of the board of British Biotech plc, and President of British Biotech, Inc. From 1991-1998, he was Vice President at Schering-Plough Research Institute. Citizen of Denmark.
John A. Lambert
Vice President; President of Chiron Vaccines of Chiron since March 2001. Prior to joining the Company, Mr. Lambert headed John Lambert Associates, a company that provided consulting and coaching at the chief executive level to organizations both in the United Kingdom and internationally. From 1998 to 2000, Mr. Lambert was the President of Aventis Pasteur MSD, where he headed the vaccines venture formed between Pasteur Merieux Connaught and Merck & Co. following four years as that company's Vice President of Operations. Citizen of the U.K.
Séan P. Lance
President and Chief Executive Officer of Chiron since May 1998 and Chairman of the Board since May 1999. Prior to that, Mr. Lance spent more than 12 years in positions of management responsibility, including positions as Chief Operating Officer and Chief Executive designate of Glaxo Wellcome plc. Citizen of South Africa.
Edward E. Penhoet
Co-founder of Chiron and a Director since its inception in 1981. Chief Executive Officer of Chiron until May 1998. Dr. Penhoet was appointed the Dean of the School of Public Health at the University of California at Berkeley in July 1998.
William J. Rutter
Director of Chiron. Co-founder of Chiron, served as Chairman of the Board from Chiron's inception in 1981 until May 1999, when he became Chairman of the Board Emeritus. Director of Novartis AG from 1995 until April 1999.

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Jack W. Schuler
Director of Chiron since 1990. Chairman of Stericycle, Inc., a company that processes, sterilizes and recycles medical waste, and Chairman of Ventana Medical Systems, Inc., a company that develops and manufactures instruments/reagent systems that automate histology.
Linda W. Short
Vice President, Human Resources, of Chiron until 1999. In 1999, she was promoted to Vice President, Corporate Resources. Prior to joining Chiron, she was the Director of Human Resources of Industrial Indemnity from 1994 to 1997.
David V. Smith
Vice President, Controller of Chiron since February 1999. Prior to joining Chiron, he was the Vice President, Finance and Chief Financial Officer of Anergen, Inc. from 1997 until he joined Chiron. From 1988 to 1997, he held various financial management positions with Genentech, Inc.
Pieter J. Strijkert	Director of Chiron since 1987. Chairman of the Board of three Dutch companies: Crucell N.V., Pharming Group N.V. and Pamgene B.V., and a Belgian company, deVGen N.V. Citizen of the Netherlands.
James R. Sulat
Vice President and Chief Financial Officer of Chiron since 1998. Chief Financial Officer of Stanford Health Services, the clinical healthcare delivery arm of the Stanford University Medical Center, from 1993 to October 1997.
Craig A. Wheeler	Vice President of Chiron and President of Chiron BioPharmaceuticals since August 2001. Prior to joining Chiron, he was a senior member of The Boston Consulting Group's health care practice.

Board of Directors of the Company

    The following table sets forth certain information as of December 31, 2001, about members of the Company's Board of Directors:

Name	Age
Michael D. Casey*	56
Eric K. Brandt	39
Stephen B. Howell, M.D.	57
Marvin E. Jaffe, M.D.	65
Bradley G. Lorimier	56
Julius L Pericola	73

*
Mr. Casey's biography is included below in "Executive Officer and Senior Management of the Company."

    Mr. Brandt has been a director of the Company since December 2000. He is Chief Financial Officer and Corporate Vice President and President of Consumer Eye Care Business of Allergan, Inc., a technology-driven, global health care company, providing eye care and specialty pharmaceutical products worldwide. Before joining Allergan in 1999, he was a Vice President/Partner with the Boston Consulting Group ("BCG") and a senior member of BCG's health care practice, with ten years of high-level consulting to top pharmaceutical, managed care and medical device companies. His professional practice included advising clients in corporate finance, marketing strategy, deal valuation, corporate development, business economics and operating performance.

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    Dr. Howell has been a director of the Company since February 2000. Dr. Howell is a board-certified medical oncologist and Professor of Medicine at the University of California San Diego ("UCSD"). He has been director of the Cancer Pharmacology Program of the UCSD Cancer Center since 1977 and also directs the Clayton Foundation Drug Resistance Laboratory. Dr. Howell was a founder and Senior Vice President, Medical Affairs at DepoTech Corporation from 1987 to 1995. He has served on the board of directors of DepoTech Corporation and Beacon Laboratories and is currently a director of Access Pharmaceuticals, Inc.

    Dr. Jaffe has been a director of the Company since December 1997. He was President of the R.W. Johnson Pharmaceutical Research Institute from its founding in 1988 until his retirement in April 1994. From 1970 to 1988, Dr. Jaffe held a number of medical management positions at Merck Sharp & Dohme Research Laboratories, including Vice President, Clinical Research from 1978 to 1987, and Senior Vice President, Medical Affairs, from 1987 to 1988. He is a board-certified neurologist and a Clinical Associate Professor of Neurology at Jefferson Medical College of Thomas Jefferson University. He is also a director of Allos Therapeutics, Inc., Celltech Group plc, Immunomedics, Inc., and Vernalis Group, plc (formerly, Vanguard Medica, plc).

    Mr. Lorimier has been a director of the Company since December 1997. He served as Senior Vice President, Business Development and a director of Human Genome Sciences, Inc. from March 1994 to July 1997. Previously, he was Vice President, Corporate Development, at Ortho-McNeil Pharmaceutical Corp., a subsidiary of Johnson & Johnson, from 1991 to March 1994, Vice President, Licensing (Pharmaceuticals) of Johnson & Johnson from 1986 to 1991, and Vice President, Licensing at Sterling Drug Inc. from 1984 to 1986. Prior to 1984, he held licensing, business planning and marketing positions at Revlon Health Care Group, Armour Pharmaceutical and Bristol Laboratories. He is also a Director of Invitrogen Corporation and several private biotechnology and biomedical companies.

    Mr. Pericola has been a director of the Company since January 1993. He worked for 40 years with Bristol-Myers Squibb Co., most recently as Executive Vice President of Bristol-Myers International Group from 1985 until his retirement as an officer in July 1990. Mr. Pericola also served as Corporate Senior Vice President of Bristol-Myers Squibb Company from 1981 to 1990, and as President of the Bristol Laboratories Company from 1975 to 1984. In March 2000, he became a director of Chemgenex Therapeutics, Inc. Mr. Pericola was a director of Fujisawa U.S.A., Inc. from November 1992 until July 1998 and also served as a Director of American General Life Insurance Company of New York from 1977 until 1990. He also served as a trustee of Syracuse Research Corporation from October 1976 until October 2000. He is currently a trustee of Syracuse University.

Executive Officer and Senior Management of the Company

    The following table sets forth certain information as of December 31, 2001, about the Company's executive officers and senior management:

Name	Age	Position
Michael D. Casey	56	Chairman, President, Chief Executive Officer and Director
David W. Pritchard	48	Senior Vice President and Chief Financial Officer
Jeanette C. Fritzky, R.Ph.	47	Vice President, Business Development
Jeffrey H. Cooper	46	Vice President, Finance
Ronald P. Lucas	60	Vice President, Operations
Luana E. Staiger	51	Vice President, Regulatory Affairs and Quality Assurance

    Mr. Casey was appointed to the position of Chairman in February 1999 and has been President, Chief Executive Officer and a director of the Company since October 1997. From November 1995 to December 1996, he was Executive Vice President of Schein Pharmaceutical, Inc. ("Schein"), a generic

II–5

and ethical pharmaceutical company, and in December 1996 he was appointed President of the retail and specialty products division of Schein. From June 1993 to November 1995, he served as President and Chief Operating Officer of Genetic Therapy, Inc., a biopharmaceutical company. Mr. Casey was President of McNeil Pharmaceutical, a unit of Johnson & Johnson, from 1989 to June 1993 and Vice President, Sales and Marketing for the Ortho Pharmaceutical Corp. ("Ortho") subsidiary of Johnson & Johnson from 1985 to 1989. Previously, he held a number of sales and marketing positions with Ortho.

    Mr. Pritchard was appointed Senior Vice President and Chief Financial Officer in January 2001. From 1993 to 2000, he was Vice President of Finance and Business Development and Chief Financial Officer at Metabolex, Inc., a diabetes drug discovery company. From 1984 to 1992, Mr. Pritchard held several senior management positions at Triton Biosciences, starting as Director of marketing and sales, and concluding as Senior Director of Corporate Development. Previously, he licensed inventions for Stanford University and worked as a chemist, a sales representative and a senior marketing manager for Shell Chemical, a division of Shell Oil.

    Ms. Fritzky was appointed Vice President of Business Development since October 2001. Ms. Fritzky served as Vice President of Sales and Marketing from June 2000 through October 2001. From May 1997 through May 2000, she held various sales and marketing positions at Roche Laboratories, Inc., a global pharmaceutical company culminating in her last position there as Executive Director, Sales and Marketing, Dermatology and Oncology. From December 1992 until January 1997, Ms. Fritzky served as Director of Marketing, Oncology, at Sanofi Winthrop, Inc., responsible for North American Strategic Marketing and US in-line marketing of the oncology portfolio. Prior to this, Ms. Fritzky held several sales and marketing positions of increasing responsibility in both oncology and primary care during her tenure at Lederle Laboratories from January 1988 to December 1992. Previously, Ms. Fritzky worked as a registered pharmacist for 11 years in both hospital and retail settings.

    Mr. Cooper was appointed Vice President of Finance since November 2000. From August 1998 through October 2000, he served as Senior Director, Finance at the Company. From September 1997 to July 1998, he was Corporate Controller for Foundation Health, Inc., a health maintenance organization. From February 1995 through September 1997, he served as Finance Director of Matrix. From 1983 through 1994, he worked at Syntex Corporation, a multi-national pharmaceutical company, in a variety of financial management positions including Senior Accounting Manager and Director of Business Analysis. From 1980 to 1982, he worked in public accounting at Deloitte & Touche LLP. Mr. Cooper is a certified public accountant in the State of California.

    Mr. Lucas was appointed Vice President, Operations in March 1996. From September 1994 to February 1996, he was the Vice President of Operations at Telios Pharmaceuticals ("Telios"), a division of Integra LifeSciences. Prior to joining Telios, he was the Vice President of Operations from January 1991 to September 1994 at IVAC Corporation, a division of Eli Lilly and Company. From 1986 to 1991, he was Director of Project Management and Director of Manufacturing Operations at Hybritech, Inc., a division of Eli Lilly. He also held a number of management and technical positions at Eli Lilly's corporate headquarters in Indianapolis.

    Ms. Staiger was appointed Vice President, Regulatory Affairs and Quality Assurance at the Company in January 2001. From September 1996 through December 2000, she was Director of Regulatory Affairs at the Company. She held the position of Associate Director of Regulatory Affairs at Gilead Sciences from June 1993 to August 1996. From February 1990 to May 1993, she served as Manager of Regulatory Affairs and Quality Assurance for Landec Corporation, a developer and manufacturer of specialty polymers, and from September 1986 to February 1990, held the position of Manager of Regulatory Affairs for Syntex (U.S.A.) Inc. From August 1972 to September 1986, she held various positions in research and development at Zoecon Corporation, a developer of novel insect-control agents.

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Meetings of the Board

    The Board held 10 meetings during the fiscal year ended December 31, 2001. Each director attended or participated in at least 75% of the aggregate number of meetings of the Board during the fiscal year ended December 31, 2001.

Committees of the Board

    The Board has two standing committees: the Audit Committee and the Compensation Committee.

    The Audit Committee oversees the Company's financial reporting process on behalf of the Board. In accordance with its written charter, the Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. All members of the Audit Committee meet the independence standards of Rule 4200(a)(15) of the National Association of Securities Dealers listing requirements. During the fiscal year ended December 31, 2001, the Audit Committee consisted of three directors, beginning with Dr. Jaffe and Messrs. Lorimier and Pericola. Dr. Jaffe resigned from the audit committee and was replaced with Mr. Brandt effective May 8, 2001. The Audit Committee held 3 meetings during the fiscal year ended December 31, 2001, at which all members were in attendance.

    The Compensation Committee reviews and approves the Company's general compensation policies, sets compensation levels for the Company's executive officers and administers the Company's 1988 Restricted Stock Plan and other employee (and officer) benefit programs. During the fiscal year ended December 31, 2001, the Compensation Committee consisted of three directors, Messrs. Jaffe, Lorimier and Pericola. The Compensation Committee met 7 times during the fiscal year ended December 31, 2001, at which all three members were in attendance for 2 meetings and 2 members were present for 5 meetings.

    After the completion of the Merger, it is expected that the Company's Board will act to appoint new members to the Audit and Compensation Committees. To the Company's knowledge, no decision has been made by the Chiron Designees regarding the membership of any such committees of the Board.

Compensation Committee Interlocks and Insider Participation

    No current or past member of the Compensation Committee was at any time during the 2001 fiscal year, or at any time, an officer or employee of the Company or any of its subsidiaries.

    No executive officer of the Company served on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board or Compensation Committee.

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STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

    The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Common Stock as of December 31, 2001 by (i) each person known by the Company to be a beneficial owner of five percent or more of the Common Stock, (ii) each director of the Company, (iii) each of the Company's executive officers named in the Summary Compensation Table set forth herein and (iv) all current directors and executive officers as a group.

Name and Address	Number of Shares	Percent of Total Shares Outstanding(1)(2)
Quaker Capital Management Corporation(3) The Arrott Building 401 Wood Street, Suite 1300 Pittsburgh, Pennsylvania 15222-1824	2,314,969	8.72%
Michael D. Casey(4)	1,225,668	4.44%
Richard D. Leavitt, M.D.(4)(5)	419,451	1.57%
Ronald P. Lucas(4)	215,669	*
Marvin E. Jaffe, M.D.(4)	63,000	*
Bradley G. Lorimier(4)	63,000	*
Julius L. Pericola(4)	61,668	*
Stephen B. Howell, M.D.(6)	86,667	*
Eric K. Brandt(4)	30,000	*
Jeanette C. Fritzky(4)	198,020	*
David W. Pritchard(4)	253,971	*
All current directors and executive officers as a group (12 persons)(7)	3,046,023	10.43%

*
Less than one percent.
(1)
Percentage of beneficial ownership is calculated assuming 26,537,830 shares of Common Stock were outstanding on December 31, 2001. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable or convertible, or exercisable or convertible within 60 days after December 31, 2001 (which assumes the immediate vesting of all unvested options on the Acceptance Date), are deemed outstanding for computing the percentage of the person holding such option but are not deemed outstanding for computing the percentage of any other person. In connection with the Offer, it is anticipated that all unvested options will immediately vest on the Acceptance Date. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned.
(2)
This table is based upon information supplied to the Company by executive officers, directors and principal stockholders. The address of each officer and director identified in this table is that of the Company's executive offices, 34700 Campus Drive, Fremont, CA 94555.
(3)
Pursuant to a Schedule 13F for the period ended September 30, 2001 and filed with the SEC, Quaker Capital Management Corporation has reported that as of September 30, 2001 it had sole voting and sole dispositive power over 855,200 shares and shared voting and shared dispositive power over 1,459,769 shares.
(4)
The amounts shown include shares which may be acquired currently or within 60 days after December 31, 2001, through the exercise of stock options, as follows (which assume the immediate vesting of all unvested options on the Acceptance Date): Mr. Casey, 1,075,00 shares; Dr. Leavitt, 261,345 shares; Ms. Fritzky, 195,000 shares; Mr. Pericola, 61,668 shares; Mr. Brandt, 30,000 shares; Dr. Jaffe, 63,000 shares; Mr. Lorimier, 63,000 shares, Mr. Lucas, 180,000 shares; Mr. Howell, 66,667 shares and Mr. Pritchard, 250,000 shares.
(5)
Dr. Leavitt resigned as an officer of the Company as of December 31, 2001 and currently acts as a consultant to the Company.
(6)
Includes 10,000 shares held directly by Dr. Howell which are subject to repurchase by the Company. The right of repurchase lapses ratably over a three-year period from December 21, 1999.
(7)
Includes 2,655,930 shares subject to options.

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EXECUTIVE COMPENSATION

Executive Compensation

    The following table sets forth the compensation earned, for services rendered in all capacities to the Company and its subsidiaries, for each of the last three fiscal years by the Company's current Chief Executive Officer, the four other highest paid executive officers whose salary and bonus for the fiscal year ended December 31, 2001 were in excess of $100,000. The individuals named in the table will be hereinafter referred to as the "Named Officers."

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Other Annual Compensation ($)(2)	Securities Underlying Options (#)	Restricted Stock Awards ($)	All Other Compensation ($)
Michael D. Casey President and Chief Executive Officer	2001 2000 1999	467,085 447,306 425,401	— 150,000 110,000	— — —	400,000 50,000 50,000	— — —	119,518 113,985 11,082	(3) (3) (3)
Jeanette C. Fritzky Vice President, Sales and Marketing	2001 2000 1999	199,167 109,498 —	— 60,000 —	25,000 — —	100,000 95,000 —	— — —	127,243 46,592 —	(4) (4)
Richard D. Leavitt, M.D.(5) Senior Vice President, Medical and Regulatory Affairs	2001 2000 1999	268,915 255,398 244,767	— 54,400 42,500	23,373 — —	100,000 20,000 58,231	— — —	5,250 5,250 25,000	(6) (6) (6)
Ronald P. Lucas(7) Vice President, Operations	2001 2000 1999	213,892 202,994 193,822	— 44,000 34,000	— — —	— 20,000 48,520	— — —	5,250 5,250 5,000	(7) (7) (7)
David W. Pritchard Senior Vice President and Chief Financial Officer	2001 2000 1999	260,000 — —	30,000 — —	— — —	250,000 — —	— — —	5,250 — —	(8)

(1)
Bonuses are reported for the year earned, although generally paid in the subsequent year. All bonuses for the Named Officers for the 1999 fiscal year were paid in cash. All bonuses for 2000 were paid in cash. No performance bonuses were given for 2001. Mr. Pritchard was paid a $30,000 sign-on bonus in 2001 and Ms. Fritzky was paid a $25,000 sign-on bonus in 2000.

(2)
Includes loan forgiveness of $25,000 for Ms. Fritzky and vacation pay of $23,373 for Dr. Leavitt upon his resignation on December 31, 2001.

(3)
Represents for 1999: (i) automobile allowance of $6,082 and (ii) a matching contribution on Mr. Casey's behalf to the Company's 401(k) Plan in the form of 2,388 shares of Common Stock at $2.09 per share; and the sum of the following amounts for 2000: (i) loan forgiveness of $100,000, (ii) automobile allowance of $8,735 and (iii) a matching contribution on Mr. Casey's behalf to the Company's 401(k) Plan in the form of 515 shares of Common Stock at $10.19 per share; and the sum of the following amounts for 2001: (i) loan forgiveness of $100,000, (ii) automobile allowance of $7,116, (iii) a matching contribution on Mr. Casey's behalf to the Company's 401(k) Plan in the form of 583 shares of Common Stock at $9.00 per share and (iv) life insurance premium of $7,152.

(4)
Represents for 2000 a relocation allowance for Ms. Fritzky of $46,592; and for 2001 (i) a relocation allowance for Ms. Fritzky of $121,993, (ii) a matching contribution on Ms. Fritzky's behalf to the Company's 401(k) Plan in the form of 567 shares of Common Stock at $9.25 per share and (iii) loan forgiveness of $25,000. Ms. Fritzky joined Matrix in June of 2000 and her salary for 2000 reflects payment for a partial year.

(5)
Dr. Leavitt resigned as an officer of the Company as of December 31, 2001 and currently acts as a consultant to the Company.

(6)
Represents for 1999 (i) relocation allowance for Dr. Leavitt of $20,000 and (ii) a matching contribution on Dr. Leavitt's behalf to the Company's 401(k) Plan in the form of 2,241 shares of Common Stock at $2.23 per share; and for 2000 a

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  matching contribution on Dr. Leavitt's behalf to the Company's 401(k) Plan in the form of 515 shares of Common Stock at $10.19 per share; and for 2001 a matching contribution on Dr. Leavitt's behalf to the Company's 401(k) Plan in the form of 583 shares of Common Stock at $9.00 per share. Dr. Leavitt ceased to be employed by the Company as an officer effective as of December 31, 2001 and currently acts as a consultant to the Company.

(7)
Represents a matching contribution in shares of Common Stock made by the Company on Mr. Lucas' behalf to the Company's 401(k) Plan for each of the indicated fiscal years as follows: 1,493 shares of Common Stock at $3.35 per share for 1999; 459 shares of Common Stock at 11.45 per share for 2000; and 555 shares of Common Stock at $9.46 per share for 2001.

(8)
Represents for 2001: a matching contribution made by the Company on Mr. Pritchard's behalf to the Company's 401(k) Plan in the form of 554 shares of Common Stock at $9.47 per share. Mr. Pritchard joined Matrix on January 2, 2001.

Options and Stock Appreciation Rights

    The following table provides information with respect to the stock option grants made during fiscal 2001 to the Named Officers. No stock appreciation rights were granted during such fiscal year to the Named Officers.

Option/SAR Grants in Last Fiscal Year

	Individual Grants
				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Securities Underlying Options Granted(1)
		Percent of Total Options Granted to Employees in Fiscal Year
Name				Exercise Price (2)		Expiration Date	5% ($)	10% ($)
Michael D. Casey	300,000 100,000	13.61 4.54	% %	$ $	0.70 13.25	10/03/11 02/08/11	132,068 833,285	334,686 2,111,709
Jeanette C. Fritzky	100,000	4.54%			$0.70	10/03/11	44,023	111,562
Richard D. Leavitt, M.D.(4)	100,000	4.54%			$0.70	10/03/11	44,023	111,562
Ronald P. Lucas	—	—			—	—	—	—
David W. Pritchard	125,000 125,000	5.67 5.67	% %	$ $	0.70 16.06	10/03/11 01/02/11	55,028 1,262,742	139,452 3,200,036

(1)
These options were granted on January 2, 2001, February 8, 2001 and October 3, 2001

  Each option granted on January 2, 2001 and February 8, 2001 will become exercisable for 25% of the option shares upon the optionee's completion of one year of service, measured from the applicable grant date, and will become exercisable for the balance of the option shares in a series of 36 successive equal monthly installments upon his completion of each additional month of service over the next 36 months thereafter.

  Each option granted on October 3, 2001 will become exercisable as to the option shares in a series of 12 successive equal monthly installments other than those options granted to Ms. Fritzky and Mr. Pritchard which will become exercisable as to the option shares in a series of 36 successive equal monthly installments.

  Each of the granted options will immediately become exercisable for all of the option shares in the event the Company is acquired by a merger or asset sale, unless the options are assumed by the acquiring entity. In addition, the option will vest in full on an accelerated basis should the optionee's employment terminate under certain circumstances within a specified time period following a change in control of the Company in which the option is assumed. Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's cessation of service with the Company.

(2)
The exercise price may be paid in cash or in shares of Common Stock. The option may also be exercised through a cashless exercise procedure pursuant to which the shares purchased under the option are immediately sold by a designated brokerage firm, and a portion of the sale proceeds is paid directly to the Company in payment of the option exercise price for the purchased shares. The Company may also allow the optionee to finance the option exercise by delivering a promissory note in payment of the exercise price for the purchased shares and any taxes incurred by the optionee in connection with such exercise.

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(3)
There is no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed five percent and ten percent levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers. The indicated dollar amounts are based on the options granted during the 2001 fiscal year, net of options granted and cancelled in such fiscal year.

(4)
Dr. Leavitt resigned as an officer of the Company as of December 31, 2001 and currently acts as a consultant to the Company.

Option Exercises and Holdings

    The table below sets forth information concerning the exercise of options during fiscal 2001 by the Named Officers and unexercised options held as of the end of such year by such individuals. No stock appreciation rights were exercised by the Named Officers during such fiscal year, and no stock appreciation rights were held by such individuals at the end of such fiscal year.

Aggregated Option Exercises in Fiscal 2001 and 2001 Fiscal Year-End Option Values

			No. of Securities Underlying Unexercised Options at at FY-End (#)		Value of Unexercised In-the-Money Options at FY-End
Name	Shares Acquired on Exercise	Value Realized(1)			Exercisable ($)(2)	Unexercisable ($)
			Exercisable	Unexercisable
Michael D. Casey	25,000	$173,375	705,206	369,794	43,499	217,501
Jeanette C. Fritzky	—	—	39,512	155,488	4,833	82,167
Richard D. Leavitt, M.D.	16,506	$72,531	147,167	114,178	14,499	72,501
Ronald P. Lucas	—	—	152,743	27,257	—	—
David W. Pritchard	—	—	6,944	243,056	6,041	102,709

(1)
Equal to the excess of the fair market value of the purchased shares at the time of the option exercise over the exercise price paid for those shares.

(2)
Determined by subtracting the exercise price from the market price of the Common Stock on December 31, 2001 of $1.570 per share, the Nasdaq National Market trading price at the close of business that same day.

Termination and Change in Control Arrangements

    The Company entered into a special change in control and severance agreement with Mr. Casey on June 10, 1998 which replaced the severance arrangement previously provided under his August 25, 1997 employment agreement. Under this agreement, Mr. Casey will be provided with the following severance benefits in the event his employment is terminated Without Cause (as defined below): (1) 12 months of salary continuation payments, (2) a cash sum equal to the bonus paid to him for the fiscal year immediately preceding the fiscal year of his termination, provided he makes himself available to render up to 10 hours of consulting services per month during the 12-month period following his termination date, and (3) continued health coverage at the Company's cost for up to a 12-month period.

    Pursuant to the agreement, in the event Mr. Casey's employment is terminated Without Cause within 24 months following a Change in Control (as defined below), he will then be entitled to the following severance benefits instead of those summarized above: (1) immediate vesting of all of his unvested options, which will be exercisable for up to a one-year period following his termination date, (2) 24 months of salary continuation payments, (3) a lump-sum payment equal to two times his bonus

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for the fiscal year immediately preceding the fiscal year of his termination, provided he makes himself available to render up to 10 hours of consulting services per month during the 24-month period following his termination date and (5) forgiveness of the balance on his $500,000 loan for the purchase of his principal residence. Mr. Casey's agreement was amended in November 2001 to eliminate the condition of termination of his employment within 24 months following a Change in Control, allowing him to receive his benefits upon a Change in Control. In addition, Mr. Casey's agreement was further amended to provide for the cancellation of his outstanding options at the Effective Time.

    The Company also entered into a special change in control and severance agreement with Ms. Fritzky, Mr. Pritchard, Mr. Lucas and certain other officers of the Company. Under their agreements, each officer will be entitled to six months of salary continuation payments following an Involuntary Termination (other than for Cause) (as defined below), provided the officer executes a general release of any claims he or she may have against the Company. However, in the event of an Involuntary Termination (other than for Cause) within 18 months following a Change in Control, each officer will become entitled to the following severance benefits: (1) immediate vesting of all of his/her unvested options, which will be exercisable for up to a one-year period following the termination date and (2) his/her salary continuation period will be extended from six months to 18 months. Certain officers', including Mr. Pritchard's and Ms. Fritzky's, agreements were amended in November to provide for (1) a lump-sum payment equal to 6 months base salary upon the completion of a Change of Control and (2) an increase of the salary continuation period from six to nine months in the event of an Involuntary Termination prior to a Change in Control. Mr. Lucas' agreement was amended in November 2001 to provide that in the event of his Involuntary Termination prior to a Change in Control (1) his salary continuation period will be extended from six to nine months and (2) he will receive a lump-sum payment equal to three months base salary if he succeeds in selling the Company's San Diego facility. The officers' agreements were further amended to provide for the cancellation of their outstanding options at the Effective Time.

    For purposes of these agreements, the following definitional provisions will be in effect:

    "Change in Control":

      (i)  a merger or consolidation in which securities possessing more than 50% of the total combined voting power of the Company's outstanding voting securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction;

      (ii) a sale, transfer or other disposition of all or substantially all of the assets of the Company in liquidation or dissolution of the Company;

      (iii) the acquisition of beneficial ownership, by any person or a group of related persons, of securities possessing 30% or more of the total combined voting power of the Company's outstanding voting securities pursuant to a third-party tender or exchange offer made to the Company's stockholders; or

      (iv) a change in the composition of the Board over a period of 36 consecutive months or less such that a majority of the Board ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (a) have been Board members continuously since the beginning of such period or (b) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (a) who were still in office at the time such election or nomination was approved by the Board.

    "Involuntary Termination": a termination of employment with the Company that is:

      (i)  involuntarily upon the officer's dismissal; or

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      (ii) voluntarily following: (a) a change in his or her position with the Company which materially reduces his or her duties and responsibilities or the level of management to which he or she reports; (b) a reduction of 10% or more in his or her level of compensation (including base salary, fringe benefits and target bonus); or (c) a change in his or her place of employment which is more than 50 miles from his place of employment immediately prior to the Change in Control, provided and only if such change or reduction is effected without his written concurrence.

    "Termination for Cause": an Involuntary Termination effected by reason of the officer having engaged in fraud, acts of dishonesty or in any other illegal or intentional misconduct adversely affecting the business reputation of the Company in a material manner.

    For purposes of Mr. Casey's agreement, the term "Cause" means (i) misconduct, including embezzlement, theft, misuse of confidential information or any other illegal or improper act, (ii) conduct that constitutes a material breach of Company policy, if he fails to correct such conduct within 30 days after written notice from the Company; and (iii) any other unauthorized conduct that causes, or could potentially cause, material harm to the business or reputation of the Company, unless he correct such conduct within 30 days after written notice from the Company. In addition, Mr. Casey's employment will be deemed to have been terminated "Without Cause" if such termination occurs by reason of (i) the Company's termination of his employment for any reason other than Cause (ii) his resignation following a material reduction in his title, duties or responsibilities, a reduction in his base salary by more than five percent or the relocation if his principal place of employment by more than 40 miles.

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COMPENSATION OF DIRECTORS

    Each non-employee Board member is paid $2,000 per Board meeting attended, and also is reimbursed for expenses in connection with attendance at Board and committee meetings. Additionally, fees related to consultation agreements between the Company and each of Messrs. Jaffe and Lorimier provides for the payment of $2,500 per full day, $1,250 per half day or $300 per hour for consulting advice and the payment of $1,000 per day for travel time. Fees related to a consultation agreement between the Company and Dr. Howell provides for the payment of $2,500 per full day for consulting services plus reimbursement of reasonable travel related expenses. In addition, Dr. Howell received a stock award of 10,000 shares of the Common Stock in 1999 at no cost with vesting of 3,333 shares on December 31, 2000, 3,333 shares on December 21, 2001 and 3,334 shares on December 21, 2002 as long as he is still providing consulting services. Dr. Howell also received a stock award of 10,000 shares of the Common Stock in 2001 at a cost of $0.01 per share which were fully vested at the date of grant. During the fiscal year ended December 31, 2001 consulting fees and related expenses for Messrs. Howell, Jaffe and Lorimier were $72,554, $13,571 and $16,306, respectively.

    Under the Company's 1991 Directors Stock Option Plan (the "Directors Plan"), as amended on February 8, 2001, each non-employee Board member received an automatic option grant for 20,000 shares of Common Stock on the date of his initial election or appointment to the Board. In addition, on the date of each Annual Stockholders' Meeting, each individual re-elected as a non-employee Board member will receive an automatic option grant for 10,000 shares of Common Stock, provided such individual has served as a Board member for at least six months prior to the date of the Annual Stockholders' Meeting. All option grants made under the automatic option grant program on or after May 9, 2000, whether the initial 20,000-share option grant or the annual 10,000-share option grant, vest immediately and are exercisable for all the option shares on the grant date. All options under the Directors Plan have a maximum term of 10 years, subject to earlier termination upon a Corporate Transaction or Hostile Take-Over. Upon the successful completion of a hostile tender offer for more than 40% of the Company's outstanding Common Stock, each automatic option grant will be canceled, and the non-employee Board member will be entitled to a cash distribution from the Company based upon the tender-offer price.

    At the Annual Stockholders' Meeting held on May 8, 2001, Messrs. Brandt, Howell, Jaffe, Lorimier and Pericola each received an automatic stock option grant under the Directors Plan for 10,000 shares of Common Stock in connection with their re-election as non-employee Board members. Each such option has an exercise price of $10.98 per share, the fair market value per share of Common Stock on the grant date. This option grant vests immediately and becomes exercisable for all the option shares on the grant date.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    It is the duty of the Compensation Committee to review and determine the salaries and bonuses of executive officers of the Company, including the Chief Executive Officer, and to establish the general compensation policies for such individuals. The Compensation Committee also has the sole and exclusive authority to make discretionary option grants to the Company's executive officers under the Company's 1988 Restricted Stock Plan.

    The Compensation Committee believes that the compensation programs for the Company's executive officers should reflect the Company's performance and the value created for the Company's stockholders. In addition, the compensation programs should support the short-term and long-term strategic goals and values of the Company and should reward individual contribution to the Company's success. The Company is engaged in a very competitive industry, and the Company's success depends upon its ability to attract and retain qualified executives through the competitive compensation packages it offers to such individuals.

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General Compensation Policy

    The Compensation Committee's policy is to provide the Company's executive officers with compensation opportunities which are tied to their personal performance, the financial performance of the Company and their contribution to that performance and which are competitive enough to attract and retain highly skilled individuals. Each executive officer's compensation package is comprised of three elements: (i) base salary that is competitive with the market and reflects individual performance, (ii) annual variable performance awards payable in cash and tied to the achievement of pre-defined performance targets and (iii) long-term stock-based incentive awards designed to strengthen the mutuality of interests between the executive officers and the Company's stockholders. As an officer's level of responsibility increases, a greater proportion of his or her total compensation will be dependent upon the Company's financial performance and stock price appreciation rather than base salary.

    Factors.  The principal factors that were taken into account in establishing each executive officer's compensation package for the 2001 fiscal year are described below. However, the Compensation Committee may in its discretion apply entirely different factors, such as different measures of financial performance, for future fiscal years.

    Base Salary—Chief Executive Officer.  In setting the base salary level for the Company's Chief Executive Officer, Michael D. Casey, for the 2001 fiscal year, the Committee sought to provide him with a level of base salary which the Committee believed, on the basis of its understanding of the industry, would be competitive with the base salary levels in effect for other chief executive officers at similar-sized companies in the industry. It is the Committee's objective to maintain Mr. Casey's base salary at a stable and predictable level from year to year and not have this component of his overall compensation package significantly affected by Company performance.

    Base Salary—Other Executive Officers.  In setting the base salaries of the executive officers other than the Chief Executive Officer, the Compensation Committee did not rely on any specific compensation surveys indicating the base salary levels in effect at comparable companies. Merit increases for the 2001 fiscal year have not yet been determined or approved by the Board. Merit increases for the 2000 fiscal year ranged from 5.0% to 6.0% and were paid in cash in February 2001.

    Annual Incentive Compensation.  The Compensation Committee decided, as in past fiscal years, that the use of traditional performance milestones (such as profit levels and return on equity) was not considered appropriate for purposes of determining the incentive compensation awards to be made for the 2001 fiscal year. No incentive compensation awards have been made for the 2001 fiscal year.

    Long-Term Incentives.  Generally, stock option grants are made periodically by the Compensation Committee to each of the Company's executive officers. Each grant is designed to align the interests of the executive officer with those of the stockholders and provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Each grant allows the officer to acquire shares of the Common Stock at a fixed price per share (not less than 85% of the market price of the shares on the grant date) over a specified period of time (up to 10 years). Each option becomes exercisable in a series of installments, generally, over a four-year period, contingent upon the officer's continued employment with the Company. Accordingly, the option will provide a meaningful return to the executive officer only if he or she remains employed by the Company during the vesting period, and then only if the market price of the shares substantially appreciates over the option term.

    The size of the option grant to each executive officer, including the Chief Executive Officer, is set by the Compensation Committee at a level that is intended to create a meaningful opportunity for stock ownership based upon the individual's current position with the Company, the individual's personal performance in recent periods and his or her potential for future responsibility and promotion over the option term. In determining the appropriate level of equity incentive to be provided each

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individual, the Compensation Committee also takes into account the number of unvested options held by the executive officer and the comparable level of equity-based awards provided similar individuals in the industry as reflected in comparative industry data. However, the relevant weight given to each of these factors varied from individual to individual for the grants made during the 2001 fiscal year.

    CEO Compensation.  The Board has not yet approved a base salary for the Company's Chief Executive Officer, Michael D. Casey, for the 2002 fiscal year. No bonus awards have been made for the 2001 fiscal year.

    During the 2001 fiscal year, Mr. Casey was also granted an option to purchase an additional 400,000 shares of Common Stock. An option for 100,000 shares has an exercise price equal to the fair market value of the underlying shares on the grant date and will become exercisable for those shares in a series of installments over a four-year period of continued employment with the Company. A second grant for 300,000 shares has an exercise price equal to the fair market value of the underlying shares on the grant date and will become exercisable for those shares in a series of installments over a period of twelve months. Accordingly, the options are designed to serve as a meaningful incentive for him to remain in the Company's employ and to further align his interests with those of the stockholders.

Compliance with Internal Revenue Code Section 162(m)

    Section 162(m) of the Internal Revenue Code disallows a tax deduction to publicly held companies for compensation paid to certain of their executive officers, to the extent that compensation exceeds $1 million per covered officer in any fiscal year. The limitation applies only to compensation which is not considered to be performance-based. Non-performance based compensation paid to the Company's executive officers for the 2001 fiscal year did not exceed the $1 million limit per officer, and the Compensation Committee does not anticipate that the non-performance based compensation to be paid to the Company's executive officers for fiscal 2002 will exceed that limit. Options granted to the executive officers during the 2001 fiscal year should qualify as performance-based compensation, and any deductions attributable to the exercise of these options should not be subject to the $1 million limitation. However, the Company has in prior fiscal years granted options to the executive officers with an exercise price equal to 85% of the fair market value of the option shares on the grant date as an additional inducement to retain their services. As a result, the compensation deemed paid by the Company in connection with the subsequent exercise of those options will not qualify as performance-based compensation and will be subject to the $1 million limitation. In addition, a portion of the options granted to Mr. Casey in 1997 as part of the cancellation/regrant program implemented during that year will not qualify as performance-based compensation and will also be subject to the $1 million limitation should those options be exercised during a fiscal year in which he is a named executive officer in the Company's proxy statement. Because it is unlikely that the cash compensation payable to any of the Company's executive officers in the foreseeable future will approach the $1 million limit, the Compensation Committee has decided at this time not to take any action to limit or restructure the elements of cash compensation payable to the Company's executive officers. The Compensation Committee will reconsider this decision should the individual cash compensation of any executive officer ever approach the $1 million level.

    The Board of Directors did not modify any action or recommendation made by the Compensation Committee with respect to executive compensation for the 2001 fiscal year. It is the opinion of the Compensation Committee that the executive compensation policies and plans provide the necessary total remuneration program to properly align the Company's performance and the interests of the Company's stockholders through the use of competitive and equitable executive compensation in a balanced and reasonable manner, for both the short and long-term.

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    Submitted by the Compensation Committee of the Company's Board of Directors:

    Marvin E. Jaffe, M.D., Member
    Bradley G. Lorimier, Member
    Julius L. Pericola, Member

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

    Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and beneficial owners of more than 10% of the outstanding Common Stock to file initial reports of ownership and reports of changes in ownership of such Common Stock with the SEC. Such officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

    Based solely on its review of the copies of such forms furnished to the Company and written representations that no other reports were required, the Company believes that during the period from January 1, 2001 to December 31, 2001, all officers, directors and beneficial owners of more than 10% of the outstanding Common Stock complied with all Section 16(a) requirements, with the exception of Dr. Howell, who failed to timely file one Form 4 in September 2001.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    The Company's Restated Certificate of Incorporation and Bylaws provide for indemnification of directors, officers and other agents of the Company. Each of the current directors, and certain officers and agents of the Company have entered into separate indemnification agreements with the Company.

    In December 1997, the Company loaned to Mr. Casey the principal amount of $500,000 in connection with the purchase of his principal residence. The loan does not bear interest and is secured by a second deed of trust on the property. The loan has a seven-year term and will be forgiven, at the rate of $100,000 per year, upon Mr. Casey's completion of each year of employment with the Company, beginning at the end of his third year of such employment. Pursuant to Mr. Casey's change in control and severance agreement, the balance of the loan will be forgiven in full upon the completion of the Merger.

    In June 2000, the Company loaned Ms. Fritzky the principal amount of $100,000 in connection with her purchase of a new principal residence. The loan has a maximum term of four years and will become due and payable in one lump sum at the earlier of the end of that term or within 90 days of the termination of Ms. Fritzky's employment. The loan is interest-free and is secured by a second deed of trust on the property. The loan will be forgiven in a series of four successive equal annual installments upon each anniversary date of her employment. In connection with the Offer and Merger, the loan has been amended to provide for a pro rata portion of the $25,000 second installment to be forgiven upon the completion of the Merger.

    In January 2001, the Company loaned Mr. Pritchard the principal amount of $100,000. The loan has a maximum term of four years and will become due and payable in one lump sum at the earlier of the end of that term of within 90 days of the termination of Mr. Pritchard's employment. The loan is secured by a second deed of trust on Mr. Pritchard's residence and is interest-bearing. The loan would be forgiven in a series of four successive equal annual installments.

    The highest outstanding balances under the loans to the Company's executive officers and directors during the 2001 fiscal year were as follows: Mr. Casey, $400,000; Ms. Fritzky, $100,000 and Mr. Pritchard, $100,000. The outstanding balance on each of these loan as of December 31, 2001 was as follows: Mr. Casey, $300,000; Ms. Fritzky, $75,000 and Mr. Pritchard, $100,000.

II–17

PERFORMANCE GRAPH

    The following graph illustrates a comparison of the cumulative total stockholder return (change in stock price plus reinvested dividends) of the Company's Common Stock with the CRSP Total Return Index for The Nasdaq Stock Market (U.S. and Foreign) (the "Nasdaq Composite Index") and the CRSP Total Return Index for Nasdaq Pharmaceutical Stocks (the "Nasdaq Pharmaceutical Index"). The comparisons in the graph are required by the Securities and Exchange Commission and are not intended to forecast or be indicative of possible future performance of the Company's Common Stock.

	12/31/1996	12/31/1997	12/31/1998	12/31/1999	12/29/2000	11/30/2001
Matrix Pharmaceutical, Inc.	$100.00	$56.13	$42.86	$77.55	$279.59	$18.29
Nasdaq Composite	100.00	122.07	169.07	315.19	190.19	148.34
Nasdaq Pharmaceutical	100.00	103.05	130.81	246.54	307.57	274.40

    Assumes a $100 investment on December 31, 1996 in each of the Company's Common Stock, the securities comprising the Nasdaq Composite Index, and the securities comprising the Nasdaq Pharmaceutical Index.

    The Nasdaq Pharmaceutical Index includes all companies listed on The Nasdaq Stock Market within SIC Code 283. A list of those companies included in the Nasdaq Pharmaceutical Index may be obtained by contacting Olive Godfrey in Investor Relations, at (510) 494-7673.

    The indexes above assume the reinvestment of all dividends.

    Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, which might incorporate future filings made by the Company under those statutes, the preceding Compensation Committee Report on Executive Compensation and the Company Stock Performance Graph will not be incorporated by reference into any of those prior filings, nor will such report or graph be incorporated by reference into any future filings made by the Company under those statutes.

II–18

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contracts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Persons/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information to be Furnished.
  Item 9. Material to be Filed as Exhibits.
SIGNATURE
  Annex I
  Annex II
MATRIX PHARMACEUTICAL, INC. 34700 Campus Drive Fremont, California 94555
Information Pursuant to Section 14(f) of the Securities and Exchange Act of 1934 and Rule 14f-1 Thereunder
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
STOCK OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS
EXECUTIVE COMPENSATION
COMPENSATION OF DIRECTORS
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PERFORMANCE GRAPH